G/O International, Inc.
                             Press Release
                             March 30, 2001


     G/O International, Inc., (OTCBB symbol "GOII") announced today that its 50.4% owned Cayman Islands based subsidiary Waterbury Resources, Inc. ("Waterbury") has entered into a Reorganization Plan and Agreement ("Reorganization Agreement") with Beijing Orient LegendMaker Software Development Co., a company formed under the laws of the People's Republic of China ("OLM") and the holders of approximately 65% of the issued and outstanding capital shares of OLM (the "OLM Majority Shareholders"), pursuant to which Waterbury has agreed to acquire such OLM Majority Shareholders' shares in exchange for shares of Waterbury. Waterbury intends to acquire the remaining 35% of the issued and outstanding shares of OLM from its shareholders, thereby making OLM a wholly owned subsidiary of the Company. (the "Reorganization").

     As an interim step in concluding the Reorganization, the OLM
Shareholders will first transfer their shares of OLM to a newly formed entity OLM Consolidated, a newly formed Cayman Islands company (OLMC). OLMC will have the same officers and directors as OLM and the shares of OLMC will be issued to the OLM Shareholders on a share for share basis, thereby making OLM a wholly owned subsidiary of OLMC (the "OLM/OLMC Reorganization"). The OLM Shareholders who shall enter into the OLM/OLMC Reorganization are hereinafter referred to as the "OLM/OLMC Shareholders."

     Pursuant to the terms of the Reorganization Agreement, Waterbury will issue 3.3 of its post-split Ordinary Shares for each share of OLMC tendered by OLM/OLMC Shareholders. OLM has and OLMC shall, upon completion of the OLM/OLMC Reorganization have, a total of 20,000,000 shares issued and outstanding. Consequently, if Waterbury is successful in acquiring 100% of the issued and outstanding capital shares of OLMC in the Reorganization, it will have issued a total of 66,000,000 of its post-split Ordinary Shares. In order to conclude the Reorganization, Waterbury must: (i) raise capital of not less than $2,500,000 nor more than $5,000,000 (the "Financing"), (ii) change its name to "3S Consolidated Holdings" or such other name as selected by the Majority Shareholders, (iii) appoint as its directors individuals designated by the OLM/OLMC Majority Shareholders, (iv) transfer out its existing thoroughbred horse operations, and (v) forward split its Ordinary Shares on the ratio determined by dividing the current number of shares outstanding (1,414,000) into the numerator calculated by subtracting from the number 14,000,000 that number of the Ordinary Shares issued to investors in the Financing.

     Concurrent with the execution of the Reorganization Agreement, Waterbury and OLM executed a Placement Agreement with SEGOES Securities, Ltd., a Cayman Islands based securities brokerage firm and member of the Cayman Islands Stock Exchange ("SEGOES") pursuant to which SEGOES has agreed to serve as placement agent in the Financing to be conducted on a "best efforts" basis.

     In addition to the acquisition of capital shares of OLMC from the OLM/OLMC Shareholders pursuant to the Reorganization Agreement, the Company has: (i) acquired a 6 month option to purchase (at a price of US$250,000) the remaining 10% interest in one of the OLM's subsidiary entities Shanghai OLM Software Technology Co., Ltd., thereby making it a wholly owned subsidiary of OLM and (ii) is currently negotiating to acquire a 6 month option to purchase (at a price of US$350,000) the remaining 49% interest in one of OLM's subsidiary entities Beijing OLM System Integration Co., Ltd., thereby making it a wholly owned subsidiary of OLM.

     The Reorganization Agreement further contemplates that G/O will distribute ("Distribution") one hundred percent of the Waterbury shares it holds to its shareholders pursuant to a registration filed with the United States Securities and Exchange Commission (the "Registration"). Such Distribution and Registration will be undertaken in order to develop, a public market for Waterbury's Ordinary Shares. Following the Registration and Distribution, Waterbury will report the business operations of OLM and its subsidiaries on a consolidated basis utilizing International Accounting Standards and will prepare and file annual and quarterly reports required pursuant to Form 20F filed under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Houston, Texas
Contact:   John L. Burns
          713-783-1204